UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-40268

CUSIP Number: G7613T111

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Rocket Internet Growth Opportunities Corp.

Full Name of Registrant

Former Name if Applicable

Boundary Hall

Cricket Square

Address of Principal Executive Office (Street and Number)

Grand Cayman, KY1-1102, Cayman Islands

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rocket Internet Growth Opportunities Corp. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

In certain of the Company’s previously issued financial statements, a portion of the Company’s redeemable Class A ordinary shares (the “Public Shares”) were classified as permanent equity to maintain shareholders’ equity in excess of $5,000,000 on the basis that the Company will consummate its initial business combination only if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation. However, in connection with the preparation of the Quarterly Report, management re-evaluated the Company’s application of Accounting Standards Codification 480-10-S99 to its accounting classification of Public Shares in light of recent comment letters issued by the Staff of the Securities and Exchange Commission to certain special purpose acquisition companies.

The Company is currently considering the impact of such re-evaluation on the Company’s previously issued financial statements, as well as the Company’s financial statements as of and for the nine months ended September 30, 2021. As a result of the time and dedication of resources required to evaluate the Company’s accounting practice with respect to the Public Shares, the Company was unable, without unreasonable effort or expense, to file its Quarterly Report by the prescribed due date of November 15, 2021.

The Company expects to file its Quarterly Report on or before November 22, 2021, the expiration of the extension period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Soheil Mirpour	(345)	815-5716
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rocket Internet Growth Opportunities Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Soheil Mirpour
		Name:	Soheil Mirpour
		Title:	Chief Executive Officer